UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            FirstFed America Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   00001093362
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                                 (CUSIP Number)

Vincent A. Smyth, 2001 Sailfish Point Blvd., Stuart, FLA 34996 (772) 225-5425
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 11, 2003
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 1093362


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                          Vincent A. Smyth ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                 Personal Funds
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    434,380 with Mary E. Smyth
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                    434,380
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           SECURITY AND ISSUER

         This statement relates to the shares ("Shares") of common stock, $.10 par value ("common stock") of FirstFed America Bancorp, Inc. ("Issuer"). The principal executive offices of the Issuer are located at One FirstFed Park, Swan Sea, Massachusetts 02722.


Item 2.           IDENTITY AND BACKGROUND

     (a)  Name: Vincent A. Smyth and Mary E. Smyth (the "Reporting Persons").

     (b)  The principal business addresses of the Reporting Persons are: Vincent
          A. Smyth and Mary E. Smyth - 2001 Sailfish Point Blvd., Stuart, Florida 34996.

     (c)  The present principal businesses of the Reporting Persons are: Vincent
          A. Smyth and Mary E. Smyth - 2001 Sailfish Point Blvd., Stuart, Florida 34996, attorney and housewife, respectively.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Persons are citizens of:

          Vincent A. Smyth and Mary E. Smyth - USA


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds for this purchase were acquired from the personal funds of Vincent A. Smyth and Mary E. Smyth.


Item 4.           PURPOSES OF TRANSACTION.

     The acquisitions of Common Stock to which this statement relates have been made for the purposes of investment.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         Vincent A. Smyth and Mary E. Smyth, his wife, are the beneficial owner of 434,380 shares of the Issuer's common stock (Representing 5% of the issued and outstanding common stock). Of these 434,380 shares, Vincent A. Smyth and Mary E. Smyth have shared voting and dispositive power over the 434,380 shares.

         During the last 60 days the following shares were acquired by the Reporting Persons:

         Vincent A. Smyth and Mary E. Smyth, his wife - 3,000 at $27.67 on February 11, 2003; 2,000 at $27.90 on February 12, 2003; 3,000 at $27.45 on
February 14, 2003; 2,800 at $27.23 on February 18, 2003; 3,200 at $27.49 on
February 19, 2003; 1,200 at $27.59 on February 20, 2003; 7,200 at $27.66 on
February 21, 2003; 400 at $27.63 on February 24, 2003; 10,000 at $27.68 on
February 25, 2003; 4,700 at $27.61 on February 26, 2003; 2,200 at $27.71 on
February 27, 2003; 8,800 at $27.68 on February 28, 2003; 5,100 at $27.85 on
March 3, 2003; 5,100 at $27.82 on March 4, 2003; 800 at $27.95 on March 6, 2003;
800 at $27.94 on March 7, 2003; 5,000 at $27.84 on March 10, 2003; and 15,600 at
$27.78 on March 11, 2003.


Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There is no contract between the Reporting Persons or any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees or profits, division of profit or losses, or the giving or holding of proxies, except as described herein.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.

         CUSIP No. 00001093362

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 11, 2003

                                     ---------------------------
                                     Vincent A. Smyth

                                     ---------------------------
                                     Mary E. Smyth